Exhibit 12.1. Computation of Ratio of Earnings to Fixed Charges

Regency Energy Partners LP
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratio amounts)
(Unaudited)

	Regency Energy Partners LP				Regency LLC Predecessor
				Period from		Period from
				Acquisition Date	Period from	Inception
	Year Ended	Year Ended	Year Ended	(December 1, 2004)	January 1, 2004 to	(April 2, 2003) to
	December 31, 2007	December 31, 2006	December 31, 2005	to December 31, 2004	November 30, 2004	December 31, 2003
Earnings:
Income (loss) from continuing operations	$(18,697)	$(7,244)	$(11,592)	$1,474	$20,137	$6,174
Add:
Interest expense	52,016	37,182	17,880	1,335	5,097	2,392
Portion of rent under long-term operating
leases representative of an interest factor	477	574	477	43	468	190
Amortization of capitalized interest	186	131	-	-	-	-
Distributed income from investees accounted for under
equity method	-	-	-	-	280	-
Less:
Equity income	(43)	(532)	(312)	(56)	-	-
Total earnings available for fixed charges	$33,939	$30,111	$6,453	$2,796	$25,982	$8,756

Fixed Charges:
Interest expense	52,016	37,182	17,880	1,335	5,097	2,392
Portion of rent under long-term operating
leases representative of an interest factor	477	574	477	43	468	190
Capitalized interest	1,754	511	2,613	-	-	-
Total fixed charges	$54,247	$38,267	$20,970	$1,378	$5,565	$2,582

Ratio of earnings to fixed charges (x times) (1)	-	-	-	2.03	4.67	3.39

(1) Earnings were insufficient to cover fixed charges by:	$20,308	$8,156	$14,517	$-	$-	$-